

PRESS RELEASE

FOR IMMEDIATE RELEASE

FOR FURTHER INFORMATION:
Ryan Hobbs
Director, Investor Relations
1.256.730.2701
ryan.hobbs@intergraph.com

Intergraph Reports Fourth Quarter and 2005 Financial Results

Operating Margin Increased to 7.1%; Operating Margin Before Restructuring (a non-GAAP Measure) Increased to 9.0%; Fourth Quarter Orders Grew 22% Year-over-Year

HUNTSVILLE, Ala., January 25, 2006 -- Intergraph Corporation (NASDAQ: INGR), a leading global provider of Spatial Information Management (SIM) software, today announced financial results for its fourth quarter and year ended December 31, 2005. Revenue for the quarter was $145.9 million, compared to $146.2 million reported in the fourth quarter of 2004. For the year ended December 31, 2005, revenue was $577.6 million, an increase of 4.8% from $551.1 million reported in 2004.

Operating income for the quarter was $10.4 million, or 7.1% of revenue, compared to $9.8 million, or 6.7% of revenue, reported in the fourth quarter of 2004. Operating income for the year was $32.5 million, or 5.6% of revenue, compared to $34.1 million, or 6.2% of revenue, reported in 2004. The Company reported restructuring charges of $2.7 million in the fourth quarter of 2005 and $11.7 million in the year ended December 31, 2005. Operating income before restructuring (a non-GAAP measure) for the quarter was $13.1 million, or 9.0% of revenue, compared to $9.8 million, or 6.7% of revenue, reported in the fourth quarter of 2004. For the year ended December 31, 2005, operating income before restructuring (a non-GAAP measure) was $44.2 million, or 7.6% of revenue, compared to $34.9 million, or 6.3% of revenue, reported in 2004.

"We are very pleased with our 2005 financial results as they illustrate the substantial progress Intergraph has made in improving operating performance," said Halsey Wise, Intergraph President & CEO. "Our 2005 operating income represents a compound annual growth rate of approximately 56% over 2003 results, and our results in the fourth quarter represent Intergraph's highest quarterly operating income in thirteen years. We believe our performance has been driven by disciplined capital allocation and progress in our business transformation and restructuring actions. I attribute our significant operational progress to the people of Intergraph, whose support of our mission and hard work each and every day made these results possible."

Net income for the quarter was $11.5 million, or $0.36 per diluted share, compared to $7.3 million, or $0.21 per diluted share, reported in the fourth quarter of 2004. Net income includes approximately $3.0 million and ($6.8) million of after-tax intellectual property income (expense), net of all fees and expenses, in the fourth quarter of 2005 and 2004, respectively. For the year ended December 31, 2005, net income was $114.8 million, or $3.59 per diluted share, compared to $159.0 million, or $4.37 per diluted share, reported in 2004. Net income includes $89.5 million and $121.6 million of after-tax intellectual property income, net of all fees and expenses, in 2005 and 2004, respectively.

(dollars in millions)		Quarterly Results		Year Ended December 31,		Financial Guidance [a]	
	Q4 2005	Q3 2005	Q4 2004	2005	2004	Q1 2006	2006
Revenue	$145.9	$149.9	$146.2	$577.6	$551.1	$142 - $144	$605 - $615
Year-over-year growth	*(0.2%)*	*11.3%*	*1.1%*	*4.8%*	*4.8%*		
Operating income - before restructuring [b]	$13.1	$11.7	$9.8	$44.2	$34.9	$7.5 - $8.5	$53.0 - $57.0
Operating margin - before restructuring [b]	*9.0%*	*7.8%*	*6.7%*	*7.6%*	*6.3%*		
Restructuring charges	$2.7	$5.3	$0.0	$11.7	$0.8	$4.5 - $5.5	$9.0 - $11.0
Operating income	$10.4	$6.4	$9.8	$32.5	$34.1	$2.0 - $4.0	$42.0 - $48.0
Operating margin	*7.1%*	*4.3%*	*6.7%*	*5.6%*	*6.2%*		
Net income	$11.5	$13.8	$7.3	$114.8	$159.0		
Diluted earnings per share	$0.36	$0.44	$0.21	$3.59	$4.37		

[a] Forward-looking statements. See "Cautionary Note Regarding Forward-Looking Statements."

[b] See "Non-GAAP Financial Measures."

"We continue to believe that our Strategic Plan captures the increased relevance of Intergraph in the current environment of heightened global security concerns, adoption of spatial/location-aware solutions and strong global demand for energy," Mr. Wise said. "Intergraph's SG&I division provides unique capabilities that fuse spatial technologies into the global security and infrastructure protection markets, while our PP&M division provides industry-leading plant and ship design software. The favorable macro economic trends in our end markets and Intergraph's differentiated solutions helped to generate orders growth of 11% in 2005 and increase ending backlog by approximately $43 million or 21%."

Fluctuations in the value of the U.S. dollar in international markets can have a significant impact on the Company's financial results. The Company estimates for the quarter that the strengthening of the U.S. dollar in its international markets, primarily in Europe, negatively impacted revenue by 2.5%, positively impacted operating expenses by 2.6%, and decreased its quarterly net income by approximately $0.02 per diluted share in comparison to the fourth quarter of 2004. The Company estimates that the strengthening of the U.S. dollar in the fourth quarter of 2005 as compared with the third quarter of 2005 negatively impacted revenue by 1.1%, positively impacted operating expenses by 0.9%, and decreased its quarterly net income by approximately $0.01 per diluted share. The Company estimates for the year ended December 31, 2005 that the weakening of the U.S.

dollar positively impacted revenue by 0.6%, negatively impacted operating expenses by 0.5%, and increased its net income by approximately $0.03 per diluted share in comparison to 2004.

Recent Business Highlights

–   Security, Government & Infrastructure (SG&I) generated fourth quarter orders of $70.3 million, compared to $61.6 million in the fourth quarter of 2004. FY 2005 SG&I ending backlog was $192.9 million, an increase of 14.2% over the $168.9 million reported at the end of 2004. The increase in ending backlog has primarily been driven by global demand for Intergraph's public safety and transportation security solutions. Notable fourth quarter public safety wins included Alameda County, CA; Abilene, TX; Cleveland, OH; and Portugal National Ambulance.

–   SG&I announced that the National Security Agency (NSA) accepted the initial release of a highly integrated electronic security system that includes Intergraph's incident management software. Intergraph is part of a team led by Lockheed Martin that is working on a program to enhance the security of the NSA environment. Once the security system is fully operational, it will protect NSA facilities across the Washington, D.C., metropolitan area.

–   SG&I was selected by Jilin Electric Power Co. to provide automated facilities management to China's Jilin Province, which serves more than 27 million customers. Jilin Electric Power Co. will utilize Intergraph's software to streamline the management of power transmission and distribution workflows, enabling enterprise wide access to data.

–   SG&I acquired Poppenhäger Grips, a software company based in Neunkirchen/Saarland, Germany. Poppenhäger Grips provides geospatial analysis software and services to municipalities and utility companies and has approximately 170 customers in Germany, Austria and Switzerland.

–   Process, Power & Marine (PP&M) generated year-over-year revenue growth of 9.2% and achieved operating margins of 24.5% in the fourth quarter of 2005. PP&M produced revenue growth across a wide range of products and geographies, particularly in the Asia-Pacific region. In 2005, PP&M generated revenue growth of 14.8% and operating margins of 20.4%.

–   PP&M signed a Global Alliance Agreement (GAA) with the Power Generation group of Siemens AG to standardize worldwide on Intergraph's SmartPlant Enterprise suite of software and engineering integration technology. The agreement includes Intergraph's complete SmartPlant software portfolio ranging from SmartPlant Foundation for information and workflow management to engineering and design tools such as SmartPlant 3D and MARIAN for material and supply management.

–   PP&M announced that Chinergy, the organization commissioned to build the world's first commercial, modular high-temperature gas-cooled nuclear reactor in China's Shandong Province, has selected SmartPlant 3D and SmartPlant Enterprise as the foundational technology for project design and implementation requirements. The Chinese media has recently reported that this technology is safer and significantly less harmful to the environment as a by-product of this type of nuclear reactor is hydrogen, a cleaner fuel providing alternative, energy-saving options.

- PP&M announced American Israeli Paper Mills Group Ltd. (AIPM), the leading Israeli manufacturer and marketer of paper and paper products, has selected Intergraph's SmartPlant Enterprise suite of software and engineering services to integrate AIPM's life-cycle work processes.

- PP&M signed a three-year, software license agreement with CDI Process & Industrial to globally standardize on Intergraph software. Under the agreement, CDI is standardizing on Intergraph's entire SmartPlant Enterprise portfolio of plant engineering, design, and information and materials management software applications.

- Intergraph announced the Company's new flagship international users' conference, Intergraph 2006, which will be held June 12-15, 2006 in Orlando, Florida. The conference will bring together Intergraph's APEX, Geospatial World and Public Safety Users Conferences into a single international conference showcasing Intergraph's full range of spatial information management and design technologies.

Organizational Realignment

In April 2005, the Company announced, as part of its business transformation efforts, the realignment of its organizational structure and streamlining of its global operations from four to two divisions – Security, Government & Infrastructure (SG&I) and Process, Power & Marine (PP&M). The organizational realignment is intended to: (1) improve the customer focus and responsiveness of the Company; (2) facilitate revenue growth by better leveraging the Company's full range of technology and services; (3) enhance the Company's development capabilities and ability to deliver innovative solutions to its target markets; and (4) reduce the overall cost structure of the Company.

The Company expects that the organizational realignment will be completed by the end of the second quarter of 2006. The Company has identified process improvements and expense savings opportunities related to the organizational realignment efforts. The Company believes the majority of these efficiency improvements and expense savings will be generated by streamlining internal processes around the world and eliminating redundant positions as part of consolidating divisions and functions. The Company eliminated approximately 40 positions during the fourth quarter of 2005 and reported a restructuring charge of $2.7 million as part of the organizational realignment efforts. In total, the Company has eliminated approximately 215 positions and reported restructuring charges of $10.0 million in the second through fourth quarters of 2005. The Company estimates that total restructuring charges for the remainder of the organizational realignment (first and second quarters of 2006) will be an additional $9.0 - $11.0 million. The Company estimates that the entire organizational realignment will generate expense savings on an annual basis in the range of $23 - $28 million. As part of the Company's transformation effort and in conjunction with its Strategic Plan, Intergraph plans to invest a portion of the expense savings generated by the organizational realignment into R&D for core product upgrades, IT and system improvements, expansion of sales channels, and targeted growth opportunities where the Company believes it has differentiated capabilities.

Commenting on the organizational realignment, Mr. Wise said, "We are pleased with the progress of our organizational realignment and improved operating performance in 2005. We are committed to further reducing Intergraph's cost structure, enhancing our operational efficiency and investing in various growth initiatives over the coming quarters. The business transformation actions we have taken and plan to take in 2006 will help us to continue to highlight our differentiated capabilities and to pursue our attractive market opportunities."

Division Performance

The Company believes that providing the operating performance of its two divisions is useful to investors. The following tables and explanations summarize the results of the two divisions for the fourth quarter and year ended December 31, 2005.

Security, Government & Infrastructure (SG&I):

(dollars in millions)		Quarterly Results		Year Ended December 31,		Ending Backlog
	Q4 2005	Q3 2005	Q4 2004	2005	2004	
Revenue	$98.6	$107.9	$102.1	$409.2	$399.5	$192.9
Year-over-year growth	*(3.4%)*	*9.7%*	*(6.1%)*	*2.4%*	*2.2%*	
Operating income - before restructuring	$6.8	$7.3	$6.0	$29.0	$33.8	
Operating margin - before restructuring	*6.9%*	*6.8%*	*5.9%*	*7.1%*	*8.5%*	
Restructuring charges	$2.6	$5.2	$0.0	$10.0	$0.0	
Operating income	$4.1	$2.1	$6.0	$19.0	$33.8	
Operating margin	*4.2%*	*1.9%*	*5.9%*	*4.6%*	*8.5%*	

SG&I revenue for the quarter was $98.6 million, a decrease of 3.4% from the fourth quarter of 2004 and a sequential decrease of 8.6% from the third quarter of 2005. The sequential decline in quarterly revenue was primarily driven by the completion of a large international photogrammetry mapping system in the third quarter of 2005, the delay of several deals from the fourth quarter into the first quarter of 2006, and a stop work order received on a U.S. Government contract during the fourth quarter. Revenue for the year was $409.2 million, an increase of 2.4% from 2004. Operating income for the quarter was $4.1 million, or 4.2% of revenue, compared to $6.0 million in the fourth quarter of 2004 and $2.1 million in the third quarter of 2005. Operating income for the year was $19.0 million, or 4.6% of revenue, compared to $33.8 million in 2004. The annual decline in operating income was primarily due to the restructuring charges incurred in 2005, higher sales & marketing expenses, the negotiated settlement of the U.S. Government contract previously mentioned, and the successful completion of a map production contract. SG&I reported restructuring charges of $2.6 million in the fourth quarter of 2005 and $10.0 million in the fiscal year 2005 that were primarily related to the organizational realignment announced in

April 2005. Operating income before restructuring (a non-GAAP measure) for the quarter was $6.8 million, or 6.9% of revenue, compared to $6.0 million in the fourth quarter of 2004 and $7.3 million in the third quarter of 2005. The increase in quarterly operating income before restructuring from the fourth quarter of 2004 was primarily due to improved gross margins and lower operating expenses resulting from the restructuring actions taken in 2005, partially offset by lower revenue in the fourth quarter of 2005. The reduction in quarterly operating income before restructuring from the third quarter of 2005 was primarily due to lower revenue and a $2.1 million loss associated with the negotiated settlement of the U.S. Government contract previously mentioned, partially offset by higher gross margins and lower sales & marketing expenses. The annual decline in operating income before restructuring was primarily due to higher sales & marketing expenses, the negotiated settlement of the U.S. Government contract previously mentioned and the successful completion of a map production contract, partially offset by lower general & administrative expenses resulting from the restructuring actions taken in 2005. SG&I generated fourth quarter orders of $70.3 million, compared to $61.6 million in the fourth quarter of 2004 and $97.2 million in the third quarter of 2005. SG&I ending backlog was $192.9 million, an increase of 14.2% from the $168.9 million reported at the end of 2004.

Process, Power & Marine (PP&M):

(dollars in millions)				Year Ended	
	Quarterly Results			December 31,	
	Q4 2005	Q3 2005	Q4 2004	2005	2004
Revenue	$47.6	$42.0	$43.5	$168.7	$147.0
Year-over-year growth	*9.2%*	*19.2%*	*25.3%*	*14.8%*	*11.7%*
Operating income - before restructuring	$11.7	$9.0	$9.9	$35.1	$22.7
Operating margin - before restructuring	*24.5%*	*21.3%*	*22.6%*	*20.8%*	*15.5%*
Restructuring charges	$0.0	$0.0	$0.0	$0.7	$0.8
Operating income	$11.7	$9.0	$9.9	$34.4	$21.9
Operating margin	*24.5%*	*21.3%*	*22.6%*	*20.4%*	*14.9%*

PP&M revenue for the quarter was $47.6 million, an increase of 9.2% from the fourth quarter of 2004 and a sequential increase of 13.3% from the third quarter of 2005. Revenue for the year was $168.7 million, an increase of 14.8% from 2004. The year-over-year increases in quarterly and annual revenue were primarily due to growth of Intergraph's core plant design software, the adoption of its new SmartPlant Enterprise product suite, and increases in maintenance and services revenue generated by these new product sales. The sequential increase in quarterly revenue from the third quarter of 2005 was primarily the result of growth in software license revenue, increasing software lease revenue from existing customers, and the completion of several service implementations for large customers. Operating income for the quarter was $11.7 million, or 24.5% of revenue, compared to $9.9 million in the fourth quarter of 2004 and $9.0 million in the third quarter of 2005. Operating income for the year was $34.4 million, or 20.4% of revenue, compared to $21.9 million for 2004. The year-over-year and sequential increases in quarterly and annual operating income were primarily due to higher revenue and gross margins, partially offset by higher operating expenses.

Accelerated Stock Buyback (ASB)

On March 22, 2005, the Company repurchased approximately 5.4 million shares from Goldman, Sachs & Co. in a private transaction in connection with an Accelerated Stock Buyback (ASB). The shares were repurchased for an upfront payment of approximately $150 million or $27.74 per share, subject to a market price adjustment provision based on the volume weighted average market trading price over the period from May 2, 2005 to March 21, 2006. The Company's volume weighted average trading price has been approximately $41.45 per share since May 2, 2005. If the Company's share price continues to trade in the range of $49.00 to $51.00 per share throughout the remainder of the ASB period, then the volume weighted average trading price would be approximately $42.70 to $43.10 per share, and if Intergraph were to settle in cash, the Company would make an additional payment of approximately $81 to $83 million to Goldman, Sachs & Co., or if Intergraph were to settle in shares, it would issue approximately 1.6 to 1.7 million shares to Goldman, Sachs & Co. The ultimate amount of any additional cash payment or share settlement may vary substantially depending on the final volume weighted average price of the common stock for the applicable period.

Intellectual Property

The Company possesses an intellectual property (IP) portfolio, which it protects through licensing and litigation. All income and expenses associated with the IP portfolio, including legal expenses, are classified and reported in the Other Income (Expense), net section of the income statement. For the year ended December 31, 2005, Intergraph reported $140.9 million of pre-tax intellectual property income, net of all fees and expenses.

Non-GAAP Financial Measures

To supplement its financial statements, which are prepared on a GAAP basis, Intergraph reports operating income before restructuring charges and operating margin before restructuring charges. The Company believes these non-GAAP financial measures provide investors and management with additional information to evaluate the Company's past financial results and ongoing operational performance. The Company believes these non-GAAP financial measures facilitate making period-to-period comparisons and are indications of its operating performance. The presentation of this additional information is not meant to be considered in isolation or as a substitute for any measure prepared in accordance with GAAP. In addition, these non-GAAP financial measures may not necessarily be comparable to that of other companies.

Conference Call and Webcast

Intergraph will provide an online, real-time Webcast and rebroadcast of its fourth quarter conference call to be held on Thursday, January 26, 2006 at 11:00 a.m. EST. The live broadcast will be available online at www.intergraph.com/investors. Listeners will be asked to pre-register and should plan to visit the Website a few minutes before the broadcast begins. The replay will be available shortly after the conference call ends and will remain available online until January 26, 2007. In addition, the replay can be heard by telephone any time before the close of business on February 26, 2006 by calling 1-866-391-4961.

About Intergraph
Intergraph Corporation (NASDAQ: INGR) is a leading global provider of spatial information management (SIM) software. Security organizations, businesses and governments in more than 60 countries rely on the Company's spatial technology and services to make better and faster operational decisions. Intergraph's customers organize vast amounts of complex data into understandable visual representations, creating intelligent maps, managing assets, building and operating better plants and ships, and protecting critical infrastructure and millions of people around the world. For more information, visit www.intergraph.com.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements (all statements other than those made solely with respect to historical fact) within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, any projections about revenue, operating income levels, margins, settlement costs associated with the Company's Accelerated Stock Buyback; market conditions, the Company's organizational realignment and cost reduction efforts, and their anticipated impact on the Company and its divisions and business units; expectations regarding future results and cash flows; information regarding the development, timing of introduction, exportability and performance of new products; the Company's ability to win new orders and any statements of the plans, strategies, expectations and objectives of management for future operations; and any statements regarding Intergraph's plans or expectations regarding its intellectual property. Forward-looking statements are subject to known and unknown risks and uncertainties (some of which are beyond the Company's control) that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, potential adverse outcomes in our efforts to improve our operating performance (including uncertainties with respect to the timing and magnitude of any expected improvements); potential adverse outcomes or consequences associated with the Company's organizational realignment; potential obsolescence of the Company's intellectual property, exhaustion of the Company's intellectual property rights, and changes in the market value of licensed products; expected costs to settle the Company's Accelerated Stock Buyback; potential adverse effects from our efforts to protect our intellectual property, or other potential litigation, compliance or enforcement matters; the ability, timing, and costs (including the calculation of success and other fees) to enforce and protect the Company's intellectual property rights; material changes with respect to our business, litigation, or the securities markets (including the market for Intergraph common stock and any adjustments relating to the Accelerated Stock Buyback); risks associated with doing business internationally (including foreign currency fluctuations and export controls); worldwide political and economic conditions and changes; increased competition; rapid technological change; unanticipated changes in customer requirements; ability to attract or retain key personnel; the ability to access, export or deliver the technology necessary to compete in the markets served; risks associated with various ongoing litigation and compliance matters; and other risks detailed in our press releases or in our annual, quarterly, or other filings with the Securities and Exchange Commission. The Company undertakes no obligation to make any revision to any forward-looking statement or to update any such statement to reflect events or circumstances occurring after the date thereof.

Intergraph and the Intergraph logo are registered trademarks of Intergraph Corporation. Other brands and product names are trademarks of their respective owners.

Intergraph Corporation
Consolidated Balance Sheets (Unaudited)

(amounts in thousands)

	December 31, 2005	December 31, 2004
Assets:		
Cash and short-term investments	$307,177	$292,435
Accounts receivable, net	158,998	155,160
Inventories, net	23,412	22,253
Other current assets	38,039	84,050
Total Current Assets	527,626	553,898
Investments in affiliates	9,375	9,499
Capitalized software development costs, net	23,482	26,201
Other assets, net	9,890	10,314
Property, plant and equipment, net	49,079	50,628
Total Assets	$619,452	$650,540
Liabilities and Shareholders' Equity:		
Trade accounts payable	$17,172	$20,915
Accrued compensation	38,576	40,142
Other accrued expenses	41,433	42,495
Billings in excess of sales	58,453	58,263
Income taxes payable	38,614	22,680
Current portion of long-term debt	453	314
Total Current Liabilities	194,701	184,809
Long-term debt	318	874
Deferred income taxes and other noncurrent liabilities	5,210	15,595
Total Shareholders' Equity	419,223	449,262
Total Liabilities and Shareholders' Equity	$619,452	$650,540

Intergraph Corporation

Consolidated Statements of Operations (Unaudited)

(amounts in thousands, except per share data)

	Quarter Ended December 31,		Year Ended December 31,	
	2005	**2004**	**2005**	**2004**
Revenue:				
Systems	$75,729	$76,522	$298,652	$287,228
Maintenance	38,297	36,030	151,354	138,777
Services	31,872	33,620	127,611	125,093
Total Revenue	145,898	146,172	577,617	551,098
Cost of Revenue:				
Systems	36,835	36,637	149,924	141,727
Maintenance	9,968	11,063	41,433	43,170
Services	23,911	25,477	93,837	90,437
Total Cost of Revenue	70,714	73,177	285,194	275,334
Gross Profit	75,184	72,995	292,423	275,764
Operating Expenses:				
Product development	14,867	14,935	59,663	58,816
Sales and marketing	30,331	30,325	123,320	113,265
General and administrative	16,919	17,895	65,270	68,763
Restructuring charges	2,714	-	11,680	826
Total Operating Expenses	64,831	63,155	259,933	241,670
Operating Income	10,353	9,840	32,490	34,094
Other Income (Expense):				
Intellectual property income (expense), net	4,801	(10,661)	140,915	191,469
Interest income	2,215	1,285	8,083	4,325
Other income (expense), net	358	3,227	1,312	4,034
Total Other Income (Expense)	7,374	(6,149)	150,310	199,828
Income Before Income Taxes	17,727	3,691	182,800	233,922
Income Tax Benefit (Expense)	(6,200)	3,650	(68,000)	(74,950)
Net Income	$11,527	$7,341	$114,800	$158,972
Earnings Per Share:				
Basic	$0.40	$0.22	$3.86	$4.54
Diluted	$0.36	$0.21	$3.59	$4.37
Weighted Average Shares Outstanding:				
Basic	29,078	33,070	29,758	34,981
Diluted	32,234	34,374	31,949	36,417
Orders:				
Systems orders	$79,800	$70,000	$312,400	$286,800
Services orders	39,000	27,500	156,400	134,400
Total Systems and Services Orders	$118,800	$97,500	$468,800	$421,200